VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

October 7, 2019	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Anuja A. Majmudar, Division of Corporate Finance, CF Office of Real Estate & Construction

Re:	TPG Pace Holdings Corp.

Registration Statement on Form S-4

Filed September 5, 2019

File No. 333-233637

Dear Ms. Majmudar:

This letter is sent on behalf of TPG Pace Holdings Corp. (“Pace”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated October 2, 2019 (the “Comment Letter”) regarding the above-referenced filing.

Please note that Pace today filed with the Commission Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of Pace’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of Pace’s responses in the same order as presented in the Comment Letter.

Registration Statement on Form S-4 filed on September 5, 2019

Questions and Answers About the Business Combination and the Extraordinary General Meeting

What will Accel shareholders receive in the Business Combination, page 14

1.

Comment: Please revise to quantify the estimated aggregate purchase price for the Business Combination as apportioned between cash and stock consideration. As applicable, please disclose a range with variables.

Ms. Anuja A. Majmudar October 7, 2019 Page 2

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Pace has revised the disclosure on pages 14 - 15 of Amendment No. 1 to reflect the Staff’s comment.

Are there any arrangements to help ensure that Pace will satisfy the condition in the Transaction Agreement relating to the availability..., page 16

2.

Comment: We note your disclosure here and elsewhere that the Business Combination is conditioned upon meeting a cash component which must equal or exceed the lesser of $350 million and the aggregate cash elections of the Accel shareholders. We note that a certain portion of that amount is to be “determined by Pace prior to closing which shall not exceed proceeds available under the Credit Agreement....” Please disclose the factors Pace will consider in determining this amount and the proceeds available under the Credit Agreement.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Pace has revised the disclosure on page 16 of Amendment No. 1 to reflect the Staff’s comment.

Summary

Pace Board’s Reasons for Approval of the Business Combination, page 41

3.

Comment: We note your disclosure in the second bullet point that as a gaming-as-a-service provider, Accel benefits from “comparatively low capital expenditures.” Please provide context for this statement and balance this disclosure with the risk factor on page 95 where you state that Accel’s business generally requires significant upfront capital expenditures.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Pace has revised the disclosure on page 43 of Amendment No. 1 to reflect the Staff’s comment to clarify that Accel benefits from low capital expenditures as compared to casinos and other companies in the gaming space.

Provisions in the Proposed Charter to be adopted in connection with the Business Combination designate the Court of Chancery..., page 67

4.

Comment: You disclose here that your proposed charter includes a forum selection provision identifying the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action or proceeding brought on behalf of Pace,” but that, the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act. However, your disclosure on page 270 and proposed charter included as Annex F, does not include this limitation. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in your Amended and Restated Certificate of Incorporation states this clearly.

Ms. Anuja A. Majmudar October 7, 2019 Page 3

Response: The Staff’s comment is noted. Pace respectfully advises the Staff that the exclusive forum provision in the Proposed Charter states that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum only for the specified matters listed in the Proposed Charter. The risk factor on page 70 of Amendment No. 1 discloses the specific matters for which the Court of Chancery of the State of Delaware is the sole and exclusive forum consistent with the Proposed Charter. Pace respectfully advises the Staff that, consistent with precedent Delaware law exclusive forum provisions, the Proposed Charter does not explicitly list every cause of action that is not subject to the exclusive forum provision, which includes those under the Exchange Act and the Securities Act. Accordingly, Pace respectfully advises the Staff that it believes no revisions to the Proposed Charter are necessary.

Background of the Business Combination, page 120

5.

Comment: Please elaborate on the April 22, 2019 meeting to discuss the material terms discussed and the specific reasons why Pace terminated discussions with Company E, Company G and Company H. We note the disclosure that Pace management informed the Pace Board that due to the progression of discussions with Accel, it was devoting substantially all of its efforts to the potential transaction with Accel rather than the three other potential transactions.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Pace has revised the disclosure on pages 124 - 125 of Amendment No. 1 to reflect the Staff’s comment.

6.

Comment: We note that on June 10, 2019, the Pace Board held a meeting and authorized Pace to increase its per share valuation of Accel to $177 per share based on a “modest improvement” of Accel’s valuation. Please expand your disclosure to describe the basis of its valuation, why the Pace Board determined to increase the value of its offer and how Pace determined the structure of its offer.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Pace has revised the disclosure on page 129 of Amendment No. 1 to reflect the Staff’s comment.

The Business Combination

Sources and Uses for the Business Combination, page 137

7.

Comment: Please update the tabular disclosures for the shares redeemed in connection with the Extraordinary General Meeting of Shareholders held on September 20, 2019. In addition, please disclose the intended uses for the amounts in the line item “additional cash on the balance sheet.”

Ms. Anuja A. Majmudar October 7, 2019 Page 4

Response: The Staff’s comments are noted. Pursuant to the Staff’s request, Pace has revised the disclosure on pages 141 - 142 of Amendment No. 1 to reflect the Staff’s comments.

Accounting Treatment of the Business Combination, page 140

8.

Comment: You state that the Business Combination will be accounted for as a reverse recapitalization with Accel being identified as the accounting acquirer. Please tell us why you believe that Accel is the accounting acquirer as the disclosure on page 186 states that Accel shareholders will own approximately 33.75% of the equity interests in the combined entity. Please provide us a comprehensive analysis of the factors considered pursuant to ASC 805-10-55-11 through 55-15 to support your conclusion and clarify your disclosures.

Response: The Staff’s comment is noted. Pace respectfully advises the Staff that it has considered the provisions of ASC 805 and other pertinent accounting guidance in concluding that Accel is the accounting acquirer.

ASC 805 provides that in a business combination involving the exchange of equity interests, all pertinent facts and circumstances should be considered. Under ASC 805, control is defined as a controlling financial interest within the meaning of ASC 810-10-15-8. Although Pace estimates that existing Pace shareholders, which include the existing public shareholders and the Pace Initial Shareholders, together with Pace Affiliate, will collectively hold more than 50% of the outstanding equity of the post-Business Combination company, Pace does not deem this as determinative. In particular, the Pace Initial Shareholders and Pace Affiliate will together hold less than 11% of the outstanding equity interests of the post-Business Combination company, and the remaining existing Pace public shareholders are a disparate group of investors. Because the guidance does not clearly indicate which of the combining entities would obtain a controlling financial interest, Pace considered the factors in paragraphs 805-10-55-11 through 55-15 in making the determination of the accounting acquirer. As per ASC 805-10-55-11, Pace considered that Pace, as legal acquirer, will transfer cash and equity to the shareholders of Accel, the legal acquiree, for the purchase of equity interests in Accel. The cash and equity consideration will constitute between 6 to 54% and 46 to 94% of the total consideration respectively.1 Regardless of the cash paid and equity issued by Pace, Pace believes that the following factors indicate that Accel is the accounting acquirer:

[1]

The total expected consideration to shareholders of Accel is $651.5 million (3,680,222 existing shares of Accel Stock multiplied by $177 per share). If aggregate Cash Elections of all Sellers equal the maximum of $350,000,000, the total cash consideration to be paid would be approximately $350,000,000, resulting in stock consideration of approximately $301,505,494. If Cash Elections are only made by the Sellers who have made binding Cash Elections as of the date of Amendment No. 1, the total cash consideration to be paid would be approximately $38,660,163, resulting in stock consideration of approximately $612,845,331.

Ms. Anuja A. Majmudar October 7, 2019 Page 5

For the purposes of ASC 805-10-55-12, Pace is the issuer of the equity interests, and in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity may be the acquiree. Because of this, Pace considered other pertinent facts and circumstances in identifying the acquirer in the Business Combination, which will be effected by exchanging equity interests. As part of this analysis, Pace considered the following indicators in determining that Accel is the accounting acquirer:

•

Accel’s senior management will remain as the senior management of the post-Business Combination company – Pace considered ASC 805-10-55-12(d): Accel’s current Chief Executive Officer, Chief Financial Officer, and other key executives will continue in such executive officer positions of the post-Business Combination company. No Pace executives will be part of the post-Business Combination company’s management team. Pace considers this to be a very strong indicator that Accel is the accounting acquirer.

•

Existing Accel directors will hold three of the seven seats on the initial Board of Directors of the post-Business Combination company – Pace also considered ASC 805-10-55-12(c): After the Business Combination, Pace anticipates that the board of directors of the post-Business Combination company will consist of seven members. Andrew Rubenstein and Gordon Rubenstein are co-founders of Accel and David W. Ruttenberg is an existing Accel director. In addition, any person that will hold at least 8% of the outstanding equity of the post-Business Combination company immediately following the Business Combination, which could include certain current shareholders of Accel, will have the right to nominate a member to the board of directors. Conversely, Pace anticipates that only two current members of the Pace Board will serve as directors for the post-Business Combination company, Kathleen Philips and Karl Peterson, who Pace anticipates will also serve as the chair. Eden Godsoe is independent of both Pace and Accel. Accordingly, Pace anticipates that, the board of directors immediately following the Business Combination will include more directors from Accel than Pace. Directors appointed subsequent to the initial appointment immediately following Business Combination will be elected by vote of the shareholders. The vote will be based on respective shares held and as noted below, no single shareholder or related party group has a majority of the shares.

Ms. Anuja A. Majmudar October 7, 2019 Page 6

•

No individual equity holder or affiliates will have a majority of the voting power - Pace also considered ASC 805-10-55-12(a): As described under “The Business Combination – Impact of the Business Combination on Pace’s Public Float” on page 122 of Amendment No. 1, the Pace Shares held by Accel’s existing shareholders will comprise approximately 35% of the post-Business Combination company, while less than 11% will be attributable to the Pace Initial Shareholders and Pace Affiliate. The remaining 54% will be held by a disparate group of investors.

•	Pace believes that the indicators under ASC 805-10-55-12(b) and 12(e) are not determinative.

•

Relative Size – Pace also considered ASC 805-10-55-13: Accel is a significantly larger entity than Pace, with revenues of $201.7 million and $332.0 million for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively. In contrast, Pace had revenues of $0.0 million and $0.0 million for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively. Pace’s only income prior to the Business Combination has been comprised of interest earned on the funds held in the Trust Account. Additionally, almost 100% of Pace’s total assets as of June 30, 2019 consisted of investments held in trust or cash and cash equivalents; whereas, Accel had approximately $339.8 million across cash, property and equipment, location contracts acquired, route and customer acquisition costs, as well as other assets.

Although Pace will pay cash and issue equity in the Business Combination, Pace believes that Accel will have the ability to influence the business affairs of the post-Business Combination company because Accel’s senior management will constitute the senior management of the post-Business Combination company and because Pace anticipates that more existing directors of Accel will sit on the board of the post-Business Combination company than existing directors of Pace. Additionally, Accel is a significantly larger entity than Pace. Pace recognizes that the existing Pace shareholders, which include the existing public shareholders and the Pace Initial Shareholders, together with the Pace Affiliate will collectively hold more than 50% of the post-Business Combination company’s outstanding equity. However, when excluding disparate investors that are existing public shareholders, the Pace Initial Shareholders and Pace Affiliate will hold less than 11% of the post-Business Combination company’s outstanding equity. Accordingly, Pace respectfully advises the Staff that it has determined that, pursuant to ASC 805, and based on the factors discussed above, Accel is the accounting acquirer.

Unaudited Pro Forma Condensed Combined Financial Information, page 179

9.

Comment: Your pro forma financial statements are presented assuming (i) no redemption of Class A ordinary shares and (ii) 4,500,000 Class A ordinary shares representing 10% of the Public Shares are redeemed. Please revise to provide additional pro forma information under maximum redemption scenario or explain why you believe your disclosure complies with Rule 11-02(b)(8) of Regulation S-X.

Ms. Anuja A. Majmudar October 7, 2019 Page 7

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Pace has revised the disclosure on pages 185 - 202 of Amendment No. 1 to reflect the Staff’s comment.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Basis of Pro Forma Presentation, page 184

10.

Comment: You state that Pace’s assets and liabilities will be recorded at their fair values measured as of the acquisition date in the Business Combination and the excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, will be recorded as goodwill. Please reconcile such statement to the accounting treatment disclosure on pages 51 and 140, which indicates that the net assets of Pace will be stated at historical cost with no goodwill or other intangible assets recorded.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Pace has revised the disclosure on page 191 of Amendment No. 1 to reflect the Staff’s comment.

Employment Agreements, page 229

11.	Comment: Please file copies of your employment agreements with Andrew Rubenstein, Brian Carroll and Derek Harmer as exhibits. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Pace has filed as Exhibits 10.16-18 to Amendment No. 1 the employment agreements with Andrew Rubenstein, Brian Carroll and Derek Harmer.

Business of Accel and Certain Information About Accel

Equity Incentive Plans of Accel, page 230

12.

Comment: We note your disclosure that any option under Accel’s 2011 or 2016 Plans that is outstanding but has not yet vested immediately prior to the Business Combination will be converted into a stock option that will be exercisable into Class A-1 Shares. Please disclose the number of options that will be subject to vesting pursuant to these equity plans following the Business Combination.

Response: The Staff’s comment is noted. Pace respectfully advises the Staff that Accel has advised Pace that the number of options subject to vesting under the 2011 Equity Incentive Plan of Accel Entertainment, Inc. and the 2016 Equity Incentive Plan of Accel Entertainment, Inc. is 71,467. Pace has revised the disclosure on page 245 of Amendment No. 1 to disclose this number.

Ms. Anuja A. Majmudar October 7, 2019 Page 8

Non-GAAP Financial Measures

Adjusted Net Income and Adjusted EBITDA, page 241

13.

Comment: We note the adjustment “Amortization of route and customer acquisition costs and location contracts acquired” in calculating the adjusted net income. Please tell us how you determined that this adjustment does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Staff’s comment is noted.

Pace and Accel advise the Staff that Pace and Accel considered Question 100.04 of the Compliance and Disclosure Interpretations (“CDI 100.04”) on Non-GAAP Measures in addition to Rule 100(b) of Regulation G (“Regulation G”). Pace and Accel believe that the treatment of the amortization of route and customer acquisition costs and location contracts acquired during the periods included within Amendment No. 1 is not an individually tailored recognition method under the Staff’s guidance in CDI 100.04 and does not run afoul of Regulation G. CDI 100.04 describes a scenario where the adjustment accelerates the recognition of revenue based on customer billings. As described in the answer to CDI 100.04, non-GAAP measures that substitute individually tailored recognition and measurement methods for those of GAAP could violate Regulation G, which prohibits the presentation of a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.

Through their assessment, Pace and Accel believe that the presentation of “Adjusted Net Income” does not use or make reference to individually tailored recognition and measurement methods with respect to financial statement line items, whether revenue or otherwise, that violates Regulation G. Further, Pace and Accel believe that the presentation of “Adjusted Net Income,” when considered together with Accel’s results presented in accordance with GAAP, provides useful supplemental information about Accel’s core operations and fosters comparability of its results in the historical periods presented and in future periods.

As described elsewhere in Amendment No. 1, route and customer acquisition costs consist of upfront cash payments and future cash payments to third party sales agents to acquire the licensed video gaming establishments that are not connected with a business combination. Accel amortizes the upfront cash payment over the life of the contract beginning on the date the location goes live, and recognizes non-cash amortization charges with respect to such items. Future or deferred cash payments, which may occur based on terms of the underlying contract, are generally lower in the aggregate as compared to established practice of providing higher upfront payments, and are also capitalized and amortized over the remaining life of the contract. Future cash payments do not include cash costs associated with renewing customer contracts as Accel does not generally incur significant costs as a result of extension or renewal of an existing contract.

Location contracts acquired in a business combination are recorded at fair value as part of the business combination accounting and then amortized as an intangible asset on a straight-line basis over the expected useful life of the contract.

Ms. Anuja A. Majmudar October 7, 2019 Page 9

“Amortization of route and customer acquisition costs and location contracts acquired” aggregates the non-cash amortization charges relating to upfront route and customer acquisition cost payments and location contracts acquired.

Acquisitions are an important component of Accel’s growth and investment strategy. One of Accel management’s key goals is to make high return investments with good financial discipline. In support of this strategy, Accel management does not overly focus on the dilutive effect of non-cash amortization associated with route and customer acquisition costs and location contracts acquired because of Accel’s belief that non-cash amortization associated route and customer acquisition costs and location contracts acquired does not reflect Accel’s ordinary operations. Accel is of the view that this amortization differs by its nature from other types of amortization or depreciation, such as for property and equipment, which relate to assets that are replaced on a predictable cycle. Unlike these other items that are amortized, cash expenditures associated with renewing customer contracts, if any, are on average significantly lower than, or de minimis when compared to, initial acquisition costs.

For this reason, Accel has developed and internally uses Adjusted Net Income that excludes the impact of non-cash amortization associated with route and customer acquisition costs and location contracts acquired. Pace and Accel believe that investors should be provided with financial information necessary to make informed investment decisions and that Adjusted Net Income, in conjunction with GAAP results, perform this central role. Pace and Accel believe that this adjustment provides meaningful information to investors about Accel’s core operations and fosters comparability of Accel’s results in the historical periods presented, and intends to continue to do so in future periods. The route and customer acquisition costs and location contract acquisition costs are amortized only through the end of the life of the contract. As a result, amortization expense following the end of the contract will be materially reduced. If Accel were not to adjust net income for this amortization, Adjusted Net Income would materially increase in the subsequent period without any change in the Accel’s actual operational performance. For this reason, Pace and Accel believe that this exclusion will make the Adjusted Net Income measure more meaningful to the users of its financial statements in understanding the performance of its business over time. Therefore, Adjusted Net Income that accounts for amortization associated with route and customer acquisition costs and location contracts acquired results in transparent disclosure that reflects Accel’s ongoing operations. Pace and Accel note that Rule 100(b) of Regulation G only precludes the use of Non-GAAP measures that are deemed misleading. Combining the Adjusted Net Income with the appropriate disclosure labelling the nature and purposes of such measures should not be deemed misleading to investors.

Pace and Accel acknowledge that use of Adjusted Net Income comes with inherent limitations. Accordingly, the disclosure on pages 182 - 184 and page 256 of Amendment No. 1 has been revised to further clarify the use of Adjusted Net Income.

Ms. Anuja A. Majmudar October 7, 2019 Page 10

Senior Secured Credit Facility, page 244

14.

Comment: We note your disclosure that on April 10, 2018, Accel entered into a Third Amended and Restated Loan and Security Agreement which extended the agreement maturity date from November 2021 to April 2023. Please file the agreement as an exhibit to your registration statement or tell us why you believe it is not required to be filed under Item 601(b)(10) of Regulation S-K.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Pace has filed as Exhibits 10.14-15 to Amendment No. 1 the Third Amended and Restated Loan and Security Agreement and the First Amendment to Third Amended and Restated Loan and Security Agreement, respectively.

Accel Management’s Discussion and Analysis of Financial Condition and Results of Operations Capital Expenditures, page 245

15.	Comment: Please expand your discussion to disclose your expected capital expenditures for the year ended December 31, 2019. Refer to Item 303(a)(2)(i) of Regulation S-K.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Pace has revised the disclosure on page 260 of Amendment No. 1 to disclose Accel’s expected capital expenditures for the year ended December 31, 2019.

If you have any questions or would like further information concerning Pace’s responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

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